INVISIBLE FOUNDRY, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2023

(Unaudited)

Company's legal name:		Invisible Foundry, Inc.
US company's incorporation date:		4/7/2022
Fiscal year end:		31-Dec

Balance Sheet   **Year Ended Dec, 2023**

Assets

Current assets:		
Cash and cash equivalents		$43,597.55
Accounts receivable		$0.00
Prepaid expenses and other assets		$0.00
Total current assets		**$43,597.55**
Property and equipment - net		$0.00
Total assets		**$43,597.55**

Liabilities and Stockholders' Equity

Current liabilities:		
Accounts payable		$288.90
Accrued expenses		$714.80
Deferred revenue and other liabilities		
Total current liabilities		**$1,003.70**
Convertible notes (if any)		
Other long term liabilities		$24,697.00
Total liabilities		**$25,700.70**

Stockholders' Equity:		
Retained Earnings		-$21,444.52
Net Income		-$171,996.13
Total value of voting common stock issued [1]		$200.00
Total value of non voting common stock issued [1]		$200.00
Total value of preferred stock issued [1]		$0.00
SAFE - future equity obligation		$210,937.50
Additional paid-in capital		$0.00
Total stockholders' equity:		**$17,896.85**
Total liabilities and stockholders' equity:		**$43,597.55**

Income Statement   **Year Ended Dec, 2023**

Revenue - net	$10,000.00
Cost of revenue	$0.00
Gross profit/loss	$10,000.00
Operating expenses	$181,996.13
Operating profit/loss	-$171,996.13
Other income/expense	
Net profit/loss	**-$171,996.13**

Statement of Cash Flows

Cash flows from operating activities	**-$173,250.32**
Cash flows from financing activities	**$210,937.50**
Cash flows from investing activities	**$0.00**
Cash at beginning of period	**$5,910.37**
Net increase/decrease in cash	**$37,687.18**
Cash at the end of period	**$43,597.55**

Statement of Changes in Equity   **Year Ended Dec, 2023**

Opening Balance	**-$21,044.52**
Net profit/loss	**-$171,996.13**
Stock Issued	**$0.00**
Preferred Stock Issued	**$0.00**
Ending Balance	**$17,896.85**

1. ORGANIZATION AND PURPOSE

Invisible Foundry, Inc. (the "Company"), is a corporation organized under the laws of the State of Wyoming. The Company licenses its intellectual property to companies in multiple industries and receives revenue from the licensing contracts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Legal Fees

Legal fees consist of legal services provided to create or review corporate documents, create and expand intellectual properties such as patents, trademarks, copyrights, and trade secrets.

d) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Corporation Conversation

The Company was initially incorporated as an LLC in May 2019 and was converted to a C-Corp in April 2022.